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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                    SEC File Number  1-10105
                                                    CUSIP Number     576901-10-2
(Check One):

[ ]  FORM 10-K AND FORM 10-KSB  [ ] FORM 20-F  [X] FORM 10-Q AND
     FORM 10-QSB  [ ] FORM N-SAR

For Period Ended:            March 31, 2001
                  ------------------------------------------------

  [ ] Transition Report on Form 10-K
  [ ] Transition Report on Form 20-F
  [ ] Transition Report on Form 11-K
  [ ] Transition Report on Form 10-Q
  [ ] Transition Report on Form N-SAR


For the transition period from ___________________ to ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ______________

PART I - REGISTRANT INFORMATION

  Full Name of Registrant:            MATLACK SYSTEMS, INC.
                            -------------------------------

  Former Name if Applicable:_______________________________________

  Address of Principal Executive Office (Street and Number)

                 One Rollins Plaza, Wilmington, Delaware 19803
                 ---------------------------------------------
                           City, State and Zip Code
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PART II - RULES 12b-25 (b) AND (c)
The subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b):

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; and

     (b) The subject quarterly report on Form 10-Q will be filed on or before the fifth calendar day following the prescribed due date.

PART III - NARRATIVE

As a result of its recent filing under Chapter 11 of the Bankruptcy Code, the Registrant requires additional time to compile information. In addition, the Registrant has experienced changes in its financial accounting and tax accounting staffs. As a result, the Registrant is filing this notification and will file the Form 10-Q within the time period permitted by Rule 12b-25 of the Securities Exchange Act of 1934.

PART IV - OTHER INFORMATION
  (1) Name and telephone number of person to contact in regard to this notification:

    Patrick J. Bagley             302          426-2930
  ---------------------        -------------------------------
         (Name)                (Area Code)  (Telephone Number)

  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

  [X] Yes         [ ] No

  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

  [X] Yes         [ ] No

                             Matlack Systems, Inc.
                           ------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

DATE:     May 16, 2001              MATLACK SYSTEMS, INC.
     ---------------------      ----------------------------
                                       (Registrant)

                                By:  /s/ Patrick J. Bagley
                                     ---------------------
                                         Patrick J. Bagley
                                         Vice President-Finance and Treasurer
                                         Chief Financial Officer
                                         Chief Accounting Officer

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).